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December 6, 2000


VIA FACSIMILE AND EDGAR
-----------------------


U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Amy Moorhus, Esq.
            Mail Stop 4-9

Re:  CarsDirect.com, Inc. Withdrawal of Registration Statement on
     Form S-1 (File No. 333-37106)

Ladies and Gentlemen:

     Please be advised that pursuant to Rule 477 under the Securities Act of 1933, as amended, CarsDirect.com, Inc., (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") withdraw the Company's Registration Statement on Form S-1 initially filed with the Commission on May 16, 2000, (File No. 333-37106) (the "Form S-1"), together with all exhibits thereto filed with the Commission on May 16, 2000, and June 13, 2000, and the Company's application for confidential treatment of certain of those exhibits. The Form S-1 is being withdrawn due to the fact that the Company and its underwriters have concluded that it is not in the best interest of the Company's stockholders to proceed with the offering under the current volatile market conditions. The Company further advises the Commission that no shares of common stock sought to be registered pursuant to the Form S-1 have been sold.

     Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Form S-1 as soon as it is available. The facsimile number of the Registrant is (310) 280-4335.

                              Very truly yours,
                              CarsDirect.com

                              /s/ Robert Brisco
                              Robert Brisco
                              Chief Executive Officer
cc:  Nasdaq Stock Market
     Nora Gibson, Esq.
     Lynn Walsh, Esq.

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